

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2012

<u>Via E-mail</u>
Mr. Richard F. Fitzgerald
Chief Financial Officer
TechPrecision Corporation
3477 Corporate Parkway, Suite 140
Center Valley, PA 18034

      Re: TechPrecision Corporation
                  Forms 10-K and 10-K/A
                  Filed July 16, 2012
                  File No. 0-51378

Dear Mr. Fitzgerald:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Terence O'Brien

                            Terence O'Brien
                            Branch Chief